UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Active Power, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

00504W100

(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

John K. Penver

Chief Financial Officer

2128 W. Braker Lane, BK12

Austin, Texas 78758

(512) 836-6464

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Derek L. Willis, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

900 S. Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, Texas 78746 Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-3(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

This filing contains only preliminary communications made before the commencement of an anticipated tender offer to allow certain eligible employees of Active Power, Inc. (the “Company”) the opportunity to exchange certain of their current options that are underwater for a lesser number of new options with a new exercise price (the “Exchange Program”).

Attached as Exhibit 99.1 is an email dated July 9, 2009 from James Clishem, President and Chief Executive Officer of the Company, to all of the Company’s employees announcing the launch of the Exchange Program on July 14, 2009.

The Company has not yet commenced the Exchange Program. Even though stockholder approval has been obtained, the Company may still decide not to implement the Exchange Program or to delay its implementation. If the Exchange Program is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when they become available because they will contain important information about the Exchange Program. The Company will deliver the Exchange Program documents to all eligible employees free of charge when the Exchange Program commences, and anyone will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

99.1	Email from James Clishem, President and Chief Executive Officer of the Company, sent to Company employees on July 9, 2009.